

December 23, 2013

Via Facsimile
Mr. H. Richard Walton
Executive Vice President
Flotek Industries, Inc.
10603 W. Sam Houston Parkway N. #300
Houston, Texas 77064

> **Re:** **Flotek Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 1-13270**

Dear Mr. Walton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Critical Accounting Policies and Estimates, page 31

Income Taxes, page 34

We note you reversed $18.6 million of your deferred tax asset valuation allowance in fiscal year 2012. Your disclosure in Note 12 indicates this determination was based on consideration of the objectively verifiable positive evidence for projecting future income, which included primarily determining the average of the pre-tax income of the current and prior two years after adjusting for certain items not indicative of future performance. Given the impact of the reversal of the valuation allowance on your 2012 net income, please expand your disclosure in future filings to quantify and discuss the material positive and negative evidence you considered, along with how it was weighed, in determining that it is more likely than not that your deferred tax assets will be realized. Refer to the guidance in ASC 740-10-30-16 through 30-25.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief